Haddan & Zepfel LLP

500 Newport Center Drive, Suite 580

 Newport Beach, CA 92660

(949) 706-6000

rjz@haddanzepfel.com

October 27, 2014

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Heather Clark, Staff Accountant

Re:

FullCircle Registry, Inc.

Item 4.01 Form 8-K

Filed October 14, 2014

File No. 333-51918

Dear Sirs,

Accompanying this letter is Amendment No. 1 to the Report on Form 8-K of FullCircle Registry, Inc. (the “Company”). Amendment No. 1 is responsive to your comment letter of October 27, 2014.

On behalf of the Company, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Robert J. Zepfel

Robert J. Zepfel